UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 26, 2024

PowerUp Acquisition Corp.

(Exact Name of Registrant as Specified in Its Charter)

Cayman Islands	001-41293	N/A
(State or other jurisdiction of incorporation)	(Commission File No.)	(I.R.S. Employer Identification No.)

188 Grand Street Unit #195

New York, NY 10013

(Address of Principal Executive Offices)

(347) 313-8109

(Registrant’s Telephone Number)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, par value $0.0001 per share, and one-half of one Redeemable Warrant	PWUPU	The Nasdaq Stock Market LLC
Class A Ordinary Shares, par value $0.0001 per share, included as part of the Units	PWUP	The Nasdaq Stock Market LLC
Redeemable Warrants each exercisable for one Class A Ordinary Share for $11.50 per share, included as part of the units	PWUPW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

Business Combination Agreement

This section describes the material provisions of the Business Combination Agreement (as defined below) but does not purport to describe all of the terms thereof. The following summary and description of the Business Combination Agreement is not complete and is qualified in its entirety by reference to the complete text of the Business Combination Agreement, a copy of which is attached hereto as Exhibit 2.1 and is incorporated herein by reference. Shareholders of PowerUp Acquisition Corp. and other interested parties are urged to read the Business Combination Agreement in its entirety. Unless otherwise defined herein, the capitalized terms used below are defined in the Business Combination Agreement.

The Business Combination

On August 26, 2024, PowerUp Acquisition Corp., a Cayman Islands exempted company (“PowerUp”), entered into an Agreement and Plan of Merger by and among PowerUp, PowerUp Merger Sub II, Inc., a Delaware corporation and wholly owned subsidiary of PowerUp (“Merger Sub”), SRIRAMA Associates, LLC, a Delaware limited liability company (the “Sponsor”), Stephen Quesenberry, in the capacity as the representative from and after the Effective Time for the Aspire stockholders as of immediately prior to the Effective Time (the “Seller Representative”), and Aspire Biopharma, Inc., a Puerto Rico corporation (“Aspire”) (as may be amended and/or restated from time to time, the “Business Combination Agreement”). Pursuant to the Business Combination Agreement, among other things, the parties will effect the merger of Merger Sub with and into Aspire (together with the other transactions contemplated by the Business Combination Agreement, the “Business Combination”), with Aspire continuing as the surviving entity and a wholly owned subsidiary of PowerUp.

Prior to the Closing Date, and subject to the satisfaction or waiver of the closing conditions contained in the Business Combination Agreement, PowerUp will migrate out of the Cayman Islands and domesticate (the “Domestication”) as a Delaware corporation in accordance with Section 388 of the DGCL and Part XII of the Cayman Islands Companies Act.

Business Combination Consideration

As consideration for the Business Combination, at Closing, Aspire’s stockholders shall collectively be entitled to receive, in the aggregate, a number of shares of duly authorized, validly issued, fully paid and nonassessable shares of the combined company’s common stock (“New Aspire Common Stock”) with an aggregate value equal to (a) $316.8 million less (b) the amount by which Aspire’s cash at Closing is less than the Minimum Cash Condition (but only in the event the Minimum Cash Condition is waived by PowerUp), if any, less (c) Aspire’s Indebtedness at Closing.

Effect of Business Combination on Aspire Securities

The Business Combination Agreement sets forth how certain outstanding securities of Aspire will be treated, or effected at the Effective Time and by virtue of the Business Combination, including with respect to dissenting shares (if any), outstanding warrants, and outstanding shares of preferred stock (which are to be converted immediately prior to the Effective Time into common stock).

Representations and Warranties

The Business Combination Agreement contains a number of representations and warranties made by each of PowerUp and Aspire as of the date of the Business Combination Agreement or other specified dates. Certain of the representations and warranties are qualified by materiality or Material Adverse Effect (as defined in the Business Combination Agreement), as well as information provided in the disclosure schedules to the Business Combination Agreement.

No Survival

The representations and warranties of the parties contained in the Business Combination Agreement terminate as of, and do not survive, the Closing, and, following their expiration, there are no indemnification rights for another party’s breach thereof. The covenants and agreements of the parties contained in the Business Combination Agreement do not survive the Closing, except those covenants and agreements to be performed after the Closing, which covenants and agreements will survive until fully performed.

Covenants of the Parties

Each party agreed in the Business Combination Agreement to use its commercially reasonable efforts to consummate the Business Combination. The Business Combination Agreement also contains certain customary covenants by each of the parties during the period between the signing of the Business Combination Agreement and the earlier of the Closing or the termination of the Business Combination Agreement in accordance with its terms (the “Interim Period”), including, among other things, those relating to: (i) the provision of access to their properties, books and personnel; (ii) the operation of their respective businesses in the ordinary course of business; (iii) the provision by Aspire to PowerUp of unaudited consolidated financial statements on a quarterly and annual basis; (iv) PowerUp’s public filings; (v) no insider trading; (vi) notifications of certain breaches, consent requirements or other matters; (vii) the preparation and filing of the Registration Statement; (viii) public announcements; and (ix) confidentiality. Each party also agreed during the Interim Period not to solicit or enter into any inquiry, proposal or offer, or any indication of interest in making an offer or proposal for an alternative competing transaction, to notify the other party as promptly as practicable in writing of the receipt of any inquiries, proposals or offers, requests for information or requests relating to an alternative competing transaction or any requests for non-public information relating to such transaction, and to keep the other party informed of the status of any such inquiries, proposals, offers or requests for information. The Business Combination Agreement also contains certain customary post-Closing covenants including, among other things, those relating to: (a) maintenance of books and records; (b) tax matters; and (c) indemnification of directors and officers and the purchase of tail directors’ and officers’ liability insurance.

In addition, Aspire agreed to obtain its required shareholder approvals in the manner required under its organizational documents and applicable law for the execution, delivery and performance of the Business Combination Agreement and each of the ancillary documents to the Business Combination Agreement to which Aspire is or is required to be a party or bound, and the consummation of the transactions contemplated thereby.

In the Business Combination Agreement the parties made customary covenants regarding the registration statement on Form S-4 to be filed by PowerUp with the U.S. Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Securities Act”).

PowerUp will distribute a proxy statement to seek the consent of its shareholders to, among other things, (i) adopt and approve the Business Combination Agreement and the Business Combination; (ii) approve the amended certificate of incorporation of PowerUp in connection with the Business Combination; (iii) appoint members of PowerUp’s post-Closing board of directors; (iv) approve PowerUp’s post-Closing equity incentive plan and any equity grants, to the extent required; (v) such other matters as PowerUp and Aspire shall hereafter mutually determine to be necessary or appropriate in order to effect the Business Combination; and (vi) the adjournment of PowerUp’s shareholder meeting, if necessary or desirable in the reasonable determination of PowerUp.

The parties agreed that the post-Closing board of directors will consist of seven directors, comprised of (i) two directors designated prior to the Closing by PowerUp, both of whom will be required to qualify as an independent director under Nasdaq listing rules, and (ii) five directors designated by Aspire, at least two of whom will be required to qualify as an independent director under Nasdaq listing rules.

The parties further agreed to take all action necessary so that the individuals serving as the chief executive officer and chief financial officer, respectively, of PowerUp immediately after the Closing will be the same individuals (in the same office) as that of the Aspire immediately prior to the Closing.

Conditions to Consummation of the Business Combination

The Business Combination Agreement contains customary conditions to Closing, including the following mutual conditions of the parties (unless waived): (i) approval of the shareholders of PowerUp and Aspire of the Business Combination and the other matters requiring shareholder approval; (ii) approvals of any required governmental authorities and completion of any antitrust expiration periods; (iii) receipt of required third party consents, if any; (iv) no law or order preventing the Business Combination; (v) the Registration Statement having been declared effective by the SEC; (vi) approval from Nasdaq for the listing of the shares of PowerUp’s common stock to be issued in connection with the Business Combination (not waivable); and (vii) reconstitution of the post-Closing board of directors as contemplated under the Business Combination Agreement.

In addition, unless waived by Aspire, the obligations of Aspire to consummate the Business Combination are subject to the satisfaction of the following additional conditions, in addition to the delivery by PowerUp of the Related Agreements (as defined and described in greater detail below), customary certificates and other Closing deliverables: (i) the representations and warranties of PowerUp being true and correct on and as of the date that is no later than fourteen (14) calendar days from the date of the Business Combination Agreement (the “Disclosure Schedules Delivery Date”) and on and as of the Closing Date as if made on the Closing Date (subject to customary exceptions, including materiality qualifiers); (ii) PowerUp having performed in all material respects its obligations and complied in all material respects with its covenants and agreements under the Business Combination Agreement required to be performed or complied with by it on or prior to the date of the Closing; (iii) absence of any Material Adverse Effect with respect to PowerUp since the date of the Business Combination Agreement which is continuing and uncured; (iv) PowerUp shall have made all reasonably necessary arrangements with the Trustee to the Trust Account to have the Trust Account funds disbursed to PowerUp, and there shall be no actions, suits, proceedings, arbitrations or mediations pending or threatened by any Person (not including Aspire and its Affiliates) with respect to or against the Trust Account that would reasonably be expected to have a Material Adverse Effect on PowerUp; and (v) PowerUp having timely cured any items listed in any notice received from Aspire regarding the items listed or omitted on the disclosure schedules of PowerUp that has a material impact on Aspire’s willingness or ability to consummate the transactions contemplated by the Business Combination Agreement.

Finally, unless waived by PowerUp, the obligations of PowerUp to consummate the Business Combination are subject to the satisfaction of the following additional Closing conditions, in addition to the delivery by Aspire of the Related Agreements (as defined and described in greater detail below), customary certificates and other Closing deliverables: (i) the representations and warranties of Aspire being true and correct as of the date of the Business Combination Agreement and as of the Disclosure Schedules Delivery Date and on and as of the Closing Date as if made on the Closing Date (subject to customary exceptions, including materiality qualifiers); (ii) Aspire having performed in all material respects its respective obligations and complied in all material respects with its respective covenants and agreements under the Business Combination Agreement required to be performed or complied with by it on or prior to the date of the Closing; (iii) absence of any Material Adverse Effect with respect to Aspire and its subsidiaries on a consolidated basis since the date of the Business Combination Agreement which is continuing and uncured; (iv) Aspire having no less than $0.00 of available cash, after giving effect to the payment in full of Aspire’s unpaid transaction expenses and PowerUp’s unpaid expenses and liabilities (including, but not limited to, the Working Capital Loans, as defined in the Business Combination Agreement); and (v) Aspire having timely cured any items listed in any notice received from PowerUp regarding the items listed or omitted on the disclosure schedules of Aspire that has a material impact on PowerUp’s willingness or ability to consummate the transactions contemplated by the Business Combination Agreement.

Termination

The Business Combination Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing, including: (i) by mutual written consent of PowerUp and Aspire; (ii) by either PowerUp and Aspire if any of the conditions to Closing have not been satisfied or waived by August 17, 2025 (the “Outside Date”), provided that any breach or violation of any representation, warranty or covenant of the party seeking termination is not the cause of the failure of the Closing to occur by the Outside Date; (iii) by either PowerUp or Aspire if a governmental authority of competent jurisdiction has issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting the Business Combination, and such order or other action has become final and non-appealable; (iv) by either PowerUp or Aspire in the event of the other party’s uncured breach, if such breach would result in the failure of a closing condition (and so long as the terminating party is not also in breach under the Business Combination Agreement); (v) by PowerUp if there has been a Material Adverse Effect on Aspire and its subsidiaries on a consolidated basis following the date of the Business Combination Agreement that is uncured and continuing; (vi) by either PowerUp or Aspire if PowerUp or Aspire holds a special meeting of its shareholders to approve the Business Combination Agreement and the Business Combination, and the required approvals related to the Business Combination Agreement and the Business Combination of either PowerUp’s shareholders or Aspire’s shareholders is not obtained; or (vii) by either PowerUp or Aspire if the applicable conditions set forth in Section 6.2(g) or Section 6.3(f), respectively, of the Business Combination Agreement are not met.

If the Business Combination Agreement is terminated, all further obligations of the parties under the Business Combination Agreement (except for certain obligations) will terminate, and no party to the Business Combination Agreement will have any further liability to any other party thereto except for liability for fraud. The Business Combination Agreement does not provide for any termination fees.

Trust Account Waiver

Aspire and Merger Sub each agreed that they and their affiliates will not have any right, title, interest or claim of any kind in or to any monies in PowerUp’s trust account (including any distributions therefrom) held for its public shareholders, and agreed not to, and waived any right to, make any claim against the trust account (including any distributions therefrom) other than in connection with the Closing.

Governing Law

The Business Combination Agreement is governed by the laws of the State of Delaware without regard to the conflict of laws principles thereof. If a dispute relating to the Business Combination Agreement arises between the parties, and the parties are unable to amicably resolve that dispute with 10 business days the Business Combination Agreement provides for the arbitration of disputes (except that applications for a temporary restraining order, preliminary injunction, permanent injunction or other equitable relief or application for enforcement of a resolution).

The Business Combination Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of such agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Business Combination Agreement (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Business Combination Agreement instead of establishing these matters as facts). The Business Combination Agreement has been filed with this Current Report on Form 8-K to provide investors with information regarding its terms. It is not intended to provide any other factual information about PowerUp, Aspire, Merger Sub, Sponsor, or any other party to the Business Combination Agreement. Additionally, the representations, warranties, covenants and agreements contained in the Business Combination Agreement may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors and reports and documents filed with the SEC. Investors should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Business Combination Agreement. In addition, the representations, warranties, covenants and agreements and other terms of the Business Combination Agreement may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations and warranties and other terms may change after the date of the Business Combination Agreement, which subsequent information may or may not be fully reflected in PowerUp’s public disclosures.

Related Agreements

In connection with the Closing, PowerUp and Aspire will enter into certain additional agreements pursuant to the Business Combination Agreement (the “Related Agreements”). The terms of such Related Agreements have not yet been negotiated between PowerUp and Aspire. Finalizing such Related Agreements on terms mutually acceptable to PowerUp and Aspire is a condition to Closing of the Business Combination Agreement. Specifically, the Business Combination Agreement contemplates delivery of non-competition agreements and lock-up agreements, each executed by certain of Aspire’s stockholders.

Forward-Looking Statements

This Current Report on Form 8-K contains certain statements that are not historical facts and are forward-looking statements within the meaning of the federal securities laws with respect to the proposed Business Combination between PowerUp and Aspire, including without limitation statements regarding the anticipated benefits of the proposed Business Combination, the anticipated timing of the proposed Business Combination, the implied enterprise value, future financial condition and performance of Aspire and the combined company after the closing and expected financial impacts of the proposed Business Combination, the satisfaction of closing conditions to the proposed Business Combination, the level of redemptions of PowerUp’s public shareholders and the products and markets and expected future performance and market opportunities of Aspire. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “think,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “seeks,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the risk that the proposed Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of PowerUp’s securities; (ii) the risk that the proposed Business Combination may not be completed by PowerUp’s business combination deadline; (iii) the failure to satisfy the conditions to the consummation of the proposed Business Combination, including the approval of the Business Combination Agreement by the shareholders of PowerUp, the satisfaction of the closing requirements and the receipt of certain governmental, regulatory and third party approvals; (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement; (v) redemptions exceeding anticipated levels; (vi) the failure to meet Nasdaq initial listing standards in connection with the consummation of the proposed Business Combination; (vii) the effect of the announcement or pendency of the proposed Business Combination on Aspire’s business relationships, operating results, and business generally; (viii) risks that the proposed Business Combination disrupts current plans and operations of Aspire; (ix) the outcome of any legal proceedings that may be instituted against Aspire or against PowerUp related to the Business Combination Agreement or the proposed Business Combination; (x) changes in the markets in which Aspire competes, including with respect to its competitive landscape, technology evolution, or regulatory changes; (xi) changes in domestic and global general economic conditions; (xii) the risk that Aspire may not be able to execute its growth strategies; (xiii) risks related to supply chain disruptions; (xiv) the risk that Aspire may not be able to develop and maintain effective internal controls; (xv) costs related to the proposed Business Combination and the failure to realize anticipated benefits of the proposed Business Combination or to realize estimated pro forma results and underlying assumptions, including with respect to estimated shareholder redemptions; (xvi) the ability to recognize the anticipated benefits of the proposed Business Combination and to achieve its commercialization and development plans, and identify and realize additional opportunities, which may be affected by, among other things, competition, the ability of Aspire to grow and manage growth economically and hire and retain key employees; (xvii) inability to achieve successful results or to obtain licensing of third-party intellectual property rights for future discovery and development of Aspire’s projects; (xviii) failure to commercialize products and achieve market acceptance of such products; (xix) the risk that Aspire will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; (xx) the risk that Aspire, post-combination, experiences difficulties in managing its growth and expanding operations; (xxi) the risk of product liability or regulatory lawsuits or proceedings relating to Aspire’s business; (xxii) risks associated with intellectual property protection; (xxiii) the risk that Aspire is unable to secure or protect its intellectual property; and (xxiv) those factors discussed in PowerUp’s filings with the SEC and that will be contained in the proxy statement relating to the proposed Business Combination.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that will be described in the “Risk Factors” section of the registration statement and the amendments thereto, and other documents to be filed by PowerUp from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and while Aspire and PowerUp may elect to update these forward-looking statements at some point in the future, they assume no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Neither of Aspire or PowerUp gives any assurance that Aspire or PowerUp, or the combined company, will achieve expectations. These forward-looking statements should not be relied upon as representing PowerUp’s or Aspire’s assessments as of any date subsequent to the date of this Current Report. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Additional Information and Where to Find It

In connection with the Business Combination Agreement and the proposed Business Combination, PowerUp intends to file relevant materials with the SEC, including a registration statement on Form S-4, which will include a proxy statement/prospectus of PowerUp, and will file other documents regarding the proposed Business Combination with the SEC. This communication is not intended to be, and is not, a substitute for the proxy statement or any other document that PowerUp has filed or may file with the SEC in connection with the proposed Business Combination. Shareholders and other interested persons are advised to read, when available, the registration statement and the amendments thereto, and documents incorporated by reference therein filed in connection with the proposed Business Combination, as these materials will contain important information about PowerUp, Aspire, the Business Combination Agreement, and the proposed Business Combination. When available, the definitive proxy statement and other relevant materials for the proposed Business Combination will be mailed to shareholders of PowerUp as of a record date to be established for voting on the proposed Business Combination. Before making any voting or investment decision, investors and shareholders of PowerUp are urged to carefully read the entire proxy statement, when available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed Business Combination. PowerUp’s investors and shareholders will also be able to obtain copies of the proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: PowerUp Acquisition Corp., 188 Grand Street Unit #195, New York, NY 10013.

Participants in the Solicitation

PowerUp, Aspire, and their respective directors, executive officers, other members of management and employees may be deemed participants in the solicitation of proxies from PowerUp’s shareholders with respect to the proposed Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed Business Combination of PowerUp’s directors and officers in PowerUp’s filings with the SEC, including, when filed with the SEC, the registration statement and the amendments thereto, and other documents filed with the SEC. Such information with respect to Aspire’s directors and executive officers will also be included in the registration statement.

No Offer or Solicitation

This Current Report on Form 8-K is not a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Transaction and will not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Item 9.01. Financial Statements and Exhibits.

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated August 26, 2024, by and among PowerUp Acquisition Corp., PowerUp Merger Sub II, Inc., SRIRAMA Associates, LLC, Stephen Quesenberry, and Aspire Biopharma, Inc.

104	Cover Page Interactive Data File (embedded with the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

POWERUP ACQUISITION CORP.

	By:	/s/ Surendra Ajjarapu
Surendra Ajjarapu
Chief Executive Officer

Date: August 30, 2024